Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX / NYSE American: SVM

SILVERCORP INTERSECTS VEIN LM7 WITH 19.67 METRES TRUE WIDTH GRADING 261 GRAMS PER TONNE SILVER, 1.1% LEAD, AND 0.78% COPPER AT THE LMW MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – May 25, 2021 – Silvercorp Metals Inc. ("Silvercorp" or the “Company”) (TSX/NYSE American: SVM) is pleased to report wide and high-grade intercepts from its 2021 exploration program at the LMW mine, Ying Mining District, Henan Province, China. Extensive exploration drilling and tunnelling are ongoing at the LMW mine and all other mines at the Ying Mining District.

The drilling program from October 1, 2020 to May 1, 2021 at the LMW mine has been focused on in-fill drilling target areas of known silver-lead-zinc veins that were believed to be uneconomic based on limited prior drilling and tunneling. Currently, ten rigs are drilling at the LMW mine and a total of 116 diamond drill holes, including 100 underground holes and 16 surface holes totaling 22,890 metres (“m”) have been completed. Assay results for 101 holes have been received with 53 holes intercepting many zones of high-grade silver-lead mineralization and gold mineralization, including veins LM7, LM7E, LM8, LM8_1, LM12, LM12_1, LM13, LM13W, LM16W1, LM17, LM17E, LM19, LM19Wa, LM41E, LM41E1, and LM50.

Wide Intercepts of Vein LM7

Four in-fill drill holes, together with cross-cut tunnels and previously intercepted drill holes, have defined a block of vein LM7 showing wide intercepts trace along a strike length of 320 m near the development tunnels at the 600 m level. Currently, three rigs are drilling this discovery:

  Hole ZKX0575 intersected a 20.75 m interval (19.67 m true width) of vein LM7 grading 261 grams per tonne (“g/t”) silver (“Ag”), 1.08% lead (“Pb”), 0.04% zinc (“Zn”), 0.16 g/t gold (“Au”), and 0.78% copper (“Cu”), which includes an 8.43 m interval (8.0 m true width) grading 532 g/t Ag, 2.20% Pb, 0.07% Zn, 0.31 g/t Au, and 1.62% Cu;

  Hole ZKX0530 intersected a 25.58 m interval (23.96 m true width) of vein LM7 grading 202 g/t Ag, 1.26% Pb, 0.12% Zn, 0.15 g/t Au, and 0.37% Cu, including 3.98 m interval (3.73 m true width) grading 818 g/t Ag, 2.9% Pb, 0.05% Zn, 0.23 g/t Au, and 0.46% Cu;

  Hole ZKX0751 intersected a 20.03 m interval (19.32 m true width) of vein LM7 grading 162 g/t Ag, 1.38% Pb, 0.11% Zn, 0.09 g/t Au, and 1.00% Cu; and

  Hole ZKX0732 intersected a 16.93 m interval (16.16 m true width) of vein LM7 grading 112 g/t Ag, 2.00% Pb, 0.13% Zn, 0.09g/t Au, and 0.79% Cu.

Confirmation of Vein W1

Drilling and drift tunnels have further demonstrated continuity of the near north-south extending W1 and northwestern striking W6, W6E1, W6E2, W6W, and W18 veins, with high-grade silver-lead mineralization intercepts at 800 m to 950 m elevation in the northwestern part of the LMW mine. The discoveries are expected to expand the resources in this area.

Highlights of selected drill hole intercepts:

  Hole ZKX0429 intersected a 1.51 m interval (1.50 m true width) of vein W1 grading 1,103 g/t Ag, 1.46% Pb, 0.10% Zn, 0.05 g/t Au, and 0.65% Cu, which includes a 0.79 m interval (0.77 m true width) grading 2,078 g/t Ag, 0.41% Pb, 0.11% Zn, 0.09 g/t Au, and 1.22% Cu; and

  Hole ZKX0728 intersected a 1.17 m interval of vein W1 grading 1,072 g/t Ag, 1.52% Pb, 0.09% Zn, 0.15 g/t Au, and 0.08 Cu.

Ongoing Drilling of Sub-Horizontal Gold Zone at Vein LM50

As listed in Table 1 below, ten drill holes intercepted the sub-horizontal gold structures at LM50, with Hole ZKX0423 intersecting a 2.25 m interval (1.62 m true width) of vein LM50 grading 10.53 g/t Au.

In-fill Drilling of Other Veins

  Hole ZKX0383 intersected a 2.59 m interval (1.95 m true width) of vein LM13 grading 1,166 g/t Ag, 0.04% Pb, 0.06% Zn, 0.74 g/t Au, and 0.65% Cu, which includes a 1.37 m interval (1.03 m true width) grading 2,179 g/t Ag, 0.07% Pb, 0.10% Zn, 0.05 g/t Au, and 0.90% Cu;

  Hole ZKX0305_1 intersected a 6.44 m interval (2.67 m true width) of vein LM13W2 grading 386 g/t Ag, 1.82% Pb, 0.08% Zn, 0.07 g/t Au, and 0.80 g/t Cu; and

  Hole ZKX3811 intersected a 5.16 m interval (4.97 m true width) of vein LM17 grading 388 g/t Ag, 1.95% Pb, 0.09% Zn, 0.04 g/t Au, and 0.08% Cu, which includes a 1.80 m interval (0.99 m true width) of 833 g/t Ag, 3.11%Pb, 0.10% Zn, 0.06 g/t Au, and 0.19% Cu.

Tunneling Results

In addition, a total of 3,352 m of exploration tunnels have been developed at the LMW mine during the period. These exploration tunnels (including 2,434 m of drifts) were driven along and across major mineralized vein structures to upgrade the drill defined mineral resources and test for new parallel and splay structures, and are summarized as follows:

	Elevation	Total	Channel	Drift		Total Mineralization Exposed by Drifts [1]
Major Target Veins	(m)	Tunneling	Samples	Included	Length	Average True	Ag	Pb	Zn	Au	Cu
		(m)	Collected	(m)	(m)	Width (m)	(g/t)	(%)	(%)	(g/t)	(%)
LM12_1, LM14, LM16, LM17, LM17W, LM19W2, LM41E, LM41E1, LM41Ea, LM50, LM7, W1, W6, W6E1, W6E2, W6W, W18	500-1080	3,352	1,796	2,434	577	0.66	507	4.35	0.48	0.05	0.19
[1] Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 155 g/t at the LMW mine (Formula used for AgEq calculation: AgEq = Ag g/t + 35.06 * (Pb% + Cu%) + 79.57 * Au g/t).

Highlights of selected mineralized zones exposed in the drift tunnels:

  Drift Tunnel XPDN-LM17-800-9SYM exposed mineralization 15 m long and 1.38 m wide (true width) grading 1,460 g/t Ag, 11.36% Pb, 0.87% Zn, 0.02 g/t Au, and 0.22% Cu within vein LM17;

  Drift Tunnel XPDS-LM17-575-26SYM exposed mineralization 40 m long and 1.54 m wide (true width) grading 708 g/t Ag, 4.57% Pb, 0.40% Zn, 0.26 g/t Au and 0.47% Cu within vein LM17; and

  Drift Tunnel PD918-W1-918-4SYM exposed mineralization 15 m long and 0.85 m wide (true width) grading 1,561 g/t Ag, 4.31% Pb, 0.62% Zn, 0.02 g/t Au, and 0.45% Cu within vein W1.

Table 1: Selected results from the 2021 drill programs at the LMW mine

Hole ID	From (m)	To (m)	Elevation (m)	interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Vein	Ore Type
ZKX0009	132.51	133.14	514	0.63	0.50	14	0.84	0.29	12.38	0.01	LM20	Au
ZKX0022	26.64	27.58	892	0.94	0.92	208	0.68	0.07	0.01	0.02	LM13	Ag-Pb
ZKX0024	5.38	6.39	902	1.01	0.69	1,623	0.20	0.08	0.01	0.04	LM13W	Ag-Pb
ZKX0217	297.50	298.51	845	1.01	0.67	195	0.10	0.16	0.04	0.02	LM17	Ag-Pb
ZKX0305_1	48.80	49.57	882	0.77	0.35	2,290	0.31	0.05	0.01	0.02	LM22	Ag-Pb
ZKX0305_1	93.98	95.13	841	1.15	0.51	10	0.18	0.06	2.27	0.02	LM50	Au
ZKX0305_1	225.07	231.51	719	6.44	2.67	386	1.82	0.08	0.07	0.80	LM13W2	Ag-Pb
ZKX0305_1	250.08	251.91	700	1.83	0.76	467	0.40	0.05	0.01	0.15	LM21	Ag-Pb
ZKX0333	48.04	49.10	898	1.06	1.06	232	2.36	0.04	0.05	0.15	LM13W	Ag-Pb
ZKX0355	115.70	116.43	813	0.73	0.73	19	5.87	0.31	0.04	0.00	LM19W2a	Ag-Pb
ZKX0383	72.84	75.43	916	2.59	1.95	1,166	0.04	0.06	0.74	0.65	LM13	Ag-Pb
including	72.84	74.21	917	1.37	1.03	2,179	0.07	0.10	0.05	0.90	LM13	Ag-Pb

ZKX0413	287.53	288.34	409	0.81	0.50	286	1.79	0.14	0.02	0.09	LM41E	Ag-Pb
ZKX0413	501.84	502.89	258	1.05	0.64	698	11.69	0.40	0.29	0.15	LM17E	Ag-Pb
ZKX0423	221.18	222.51	757	1.33	0.96	222	1.96	0.67	0.03	0.08	LM17	Ag-Pb
ZKX0423	227.07	228.29	754	2.25	1.62	2	0.03	0.02	10.53	0.02	LM50	Au
ZKX0428	30.32	32.12	933	1.80	1.57	240	0.31	0.28	0.05	0.03	W18E	Ag-Pb
ZKX0428	147.62	149.07	916	1.45	1.38	238	2.21	0.19	0.05	0.14	W1	Ag-Pb
ZKX0429	79.38	79.96	915	0.58	0.26	219	1.12	2.07	0.01	0.09	W2	Ag-Pb
ZKX0429	151.35	152.86	895	1.51	1.50	1,103	1.46	0.10	0.05	0.65	W1	Ag-Pb
Including	151.35	152.14	895	0.79	0.77	2,078	0.41	0.11	0.09	1.22	W1	Ag-Pb
ZKX0530	118.63	144.21	550	25.58	23.96	202	1.26	0.12	0.15	0.37	LM7	Ag-Pb
Including	140.23	144.21	540	3.98	3.73	818	2.90	0.05	0.23	0.46	LM7	Ag-Pb
ZKX0564	159.74	163.56	794	3.82	2.21	3	0.08	0.02	2.60	0.01	LM50	Au
ZKX0564	180.21	181.89	776	1.68	0.98	2	0.01	0.01	1.86	0.01	LM51	Au
ZKX0566	167.48	169.11	794	1.63	0.72	5	0.11	0.02	1.63	0.00	LM50	Au
ZKX0567	157.48	158.34	784	0.86	0.69	10	0.41	0.31	1.30	0.01	LM50	Au
ZKX0575	79.38	100.13	558	20.75	19.67	261	1.08	0.04	0.16	0.78	LM7	Ag-Pb
including	80.54	88.97	561	8.43	8.00	532	2.20	0.07	0.31	1.62	LM7	Ag-Pb
ZKX0719	18.94	19.60	912	0.66	[1]	1,121	7.24	0.35	0.21	0.11	LM19	Ag-Pb
ZKX0728	128.99	130.57	998	1.58	[1]	95	0.25	0.07	6.02	0.29	W1	Ag-Pb
ZKX0728	188.33	189.50	953	1.17	[1]	1,072	1.52	0.09	0.15	0.08	W1	Ag-Pb
ZKX0732	122.10	139.03	550	16.93	16.16	112	2.00	0.13	0.09	0.79	LM7	Ag-Pb
ZKX0751	73.73	74.23	565	0.50	0.45	212	0.87	0.76	0.11	0.14	[2]	Ag-Pb
ZKX0751	82.29	102.32	557	20.03	19.32	162	1.38	0.11	0.09	1.00	LM7	Ag-Pb
ZKX0811	186.63	187.26	465	0.63	0.53	12	0.11	0.15	1.75	0.01	LM55	Au
ZKX0945	80.54	81.56	878	1.02	0.93	418	0.48	0.18	0.05	0.04	LM13	Ag-Pb
ZKX0945	277.30	278.25	759	0.95	0.86	214	0.55	0.15	0.15	0.39	LM8	Ag-Pb
ZKX0957	137.43	138.67	795	1.24	0.95	338	0.86	0.17	1.29	0.03	LM50	Au
ZKX0959	67.91	68.34	872	0.43	0.21	5,680	1.07	0.52	0.04	5.91	LM8_2	Ag-Pb
ZKX0959	130.27	132.20	819	1.93	0.92	223	0.13	0.02	0.01	0.08	LM8_1	Ag-Pb
ZKX0959	156.85	159.70	797	2.85	1.36	129	0.78	0.20	0.77	0.09	LM50	Au
ZKX10813	106.36	107.60	866	1.24	1.20	358	3.40	0.72	0.33	0.02	LM8_4	Ag-Pb
ZKX10813	144.84	145.38	843	0.54	0.52	52	5.68	0.50	0.03	0.05	LM8_4a	Ag-Pb
ZKX10825	138.34	139.46	843	1.12	1.08	13	0.02	0.01	2.42	0.01	LM50	Au
ZKX10827	112.51	114.55	846	2.04	1.87	147	0.75	0.06	0.91	0.04	LM50	Au
ZKX1115	24.96	25.58	909	0.62	0.47	502	0.11	0.28	0.03	0.04	LM12	Ag-Pb
ZKX11210	133.80	134.99	836	1.19	0.70	6	0.01	0.02	2.32	0.00	LM50	Ag-Pb
ZKX11210	165.56	166.80	814	1.24	0.73	147	0.01	0.01	0.03	0.02	LM8W	Ag-Pb
ZKX11210	337.53	338.50	697	0.97	0.59	129	0.32	0.15	0.01	0.07	LM8_3W	Ag-Pb
ZKX11210	428.51	429.13	636	0.62	0.38	100	11.56	1.77	0.09	0.42	LM8_3	Ag-Pb
ZKX11210	512.78	513.57	579	0.79	0.48	261	3.72	0.55	0.09	0.08	LM8_4	Ag-Pb
ZKX11307	173.57	174.36	863	0.79	0.56	171	0.91	0.04	0.03	0.02	LM17W1	Ag-Pb
ZKX3811	90.89	93.11	921	2.22	1.85	512	0.48	0.1	0.01	0.24	LM16W1	Ag-Pb
ZKX3811	338.84	344.0	706	5.16	4.97	388	1.95	0.09	0.04	0.08	LM17	Ag-Pb
Including	340.77	342.89	705	1.80	0.99	833	3.11	0.10	0.06	0.19	LM17	Ag-Pb
ZKX4210	247.01	247.76	801	0.75	0.51	74	8.19	0.18	0.03	0.02	LM17	Ag-Pb
ZKX6403	42.08	42.49	1,010	0.41	0.37	29	0.02	0.04	0.01	3.03	LM17	Ag-Pb

ZKX6403	261.10	261.33	863	0.23	0.22	167	0.62	0.11	18.90	0.28	LMW8	Ag-Pb
[1] True width not determined

[2] New veins with no name assigned.

Table 2: Selected mineralized zones exposed by drift tunnelling at the LMW mine

Tunnel ID	Vein	Elevation (m)	Ore Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au g/t)	Cu (%)
SJ969-LM7-550-9ECM [1]	LM7	550		13.57	72	2.02	0.09	0.04	0.56
XPDS-LM14-575-26SYM	LM14	575	10	0.45	38	1.63	0.73	0.02	0.06
XPDS-LM14-525-115NYM	LM14	525	45	0.66	675	1.33	0.19	0.02	0.62
XPDS-LM16-695-109TJ-SYM	LM16	675	42	0.65	584	2.56	0.34	0.02	0.45
XPDN-LM17-800-9SYM	LM17	800	15	1.38	1,460	11.36	0.87	0.02	0.22
XPDN-LM17-750-7NYM	LM17	750	40	0.72	517	6.50	0.38	0.02	0.10
XPDS-LM17-625-28SYM	LM17	625	10	0.65	194	1.56	0.82	0.02	0.06
XPDS-LM17-575-26SYM	LM17	575	40	1.54	708	4.57	0.40	0.26	0.47
PD1080-LM41E-1080-11SYM	LM41E	1080	10	0.49	1,017	0.63	0.21	0.02	0.55
PD990-LM41E-990-9NYM	LM41E	990	15	0.27	96	1.04	0.74	0.02	0.04
PD990-LM41E-990-9SYM	LM41E	990	50	0.37	287	2.87	0.58	0.02	0.05
PD924-LM41E-924-3NYM	LM41E	924	10	0.50	198	1.23	0.26	0.02	0.07
PD918-W1-918-4SYM	W1	918	15	0.85	1,561	4.31	0.62	0.02	0.45
PD918-W1-880-8NYM	W1	880	45	0.81	280	2.61	0.18	0.02	0.08
PD918-W18-880-140SYM	W18	880	30	0.44	35	3.03	0.05	0.02	0.01
PD918-W18-880-140NYM	W18	880	65	0.46	108	6.22	0.33	0.02	0.01
PD918-W6-880-128NYM	W6	880	45	0.62	121	5.11	0.59	0.02	0.02
PD918-W6E1-880-138NYM	W6E1	880	20	0.59	236	2.75	0.25	0.02	0.02
PD918-W6E1-880-138SYM	W6E1	880	15	0.51	181	4.82	1.04	0.02	0.05
PD924-W6E1-834-132SYM	W6E1	834	10	0.43	270	5.37	1.75	0.02	0.06
[1] cross cut

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS-CSTC Standards Technical Services (Tianjin) Co., Ltd., Tianjin, China. All the three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1mm and then split to a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2 m to more than 1.0 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.